DUNDEE BANCORP INC.
FIRST QUARTER 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Toronto, Ontario, May 16, 2003 – Dundee Bancorp Inc. (DBC.A – TSX)  Earnings for the quarter ended March 31, 2003 were $13.2 million or $0.52 per share compared with earnings of $1.3 million or $0.05 per share for the same period in 2002.  Earnings before income taxes and non controlling interest during the first quarter of 2003 were $16.5 million compared with earnings of $2.4 million in the first quarter of 2002.  The Company is reporting increased revenues in all operating lines, most significantly in investment income, where the Company realized profits from the sale of certain marketable securities.  The Company is also pleased to report that the results of the wealth management division during the first quarter of 2003 reflect increased EBITDA generated from the integration of acquisitions which occurred in 2002. These increases are despite the decline in asset levels due to capital markets and the decline in the US dollar during the first quarter.

SEGMENTED OPERATING RESULTS

(in thousands of dollars)
SEGMENTED EARNINGS	Wealth		Corporate and
	Management		Investment Portfolio		International		TOTAL
For the three months ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002
REVENUES
Management and administration fees	$ 37,417	$ 28,160	$ -	$ -	$ 944	$ 728	$ 38,361	$ 28,888
Redemption fees	3,050	2,045	-	274	-	-	3,050	2,319
Financial services	31,027	30,123	-	-	10	90	31,037	30,213
Intersegment distribution fee revenue	-	-	872	1,314	-	-	872	1,314
Investment income	(61)	75	18,052	1,195	(530)	(5)	17,461	1,265
	71,433	60,403	18,924	2,783	424	813	90,781	63,999
EXPENSES
Selling, general and administrative	30,235	25,683	1,739	1,514	1,014	977	32,988	28,174
Variable compensation	18,045	17,275	-	-	-	-	18,045	17,275
Trailer fees	7,426	5,047	-	-	-	-	7,426	5,047
Intersegment distribution fee expense	872	1,314	-	-	-	-	872	1,314
Amortization of deferred sales commissions	10,762	8,163	-	-	-	-	10,762	8,163
Depreciation and amortization	1,323	1,378	203	191	29	25	1,555	1,594
Interest expense	1,052	490	2,829	2,791	6	22	3,887	3,303
	69,715	59,350	4,771	4,496	1,049	1,024	75,535	64,870
OPERATING EARNINGS (LOSS)	1,718	1,053	14,153	(1,713)	(625)	(211)	15,246	(871)
Other items:
Equity earnings	-	-	1,911	2,871	-	-	1,911	2,871
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 1,718	$ 1,053	$ 16,064	$ 1,158	$ (625)	$ (211)	$ 17,157	$ 2,000
Dilution loss							(1,620)	-
Oil and gas properties							987	411
Income taxes
Current							1,223	4,311
Future							1,551	(3,303)
Non controlling interest							564	84
							$ 13,186	$ 1,319

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues during the first three months of 2003 were $37.4 million, an increase of $9.2 million from the $28.2 million earned in the same period of 2002.  This increase is in large part due to the acquisition of DynamicNova, which occurred in October 2002.

Net sales of managed assets in the first quarter of 2003 were $33 million, before accounting for expected net redemptions of DynamicNova products of $128 million.  Net sales activity continues to be in asset categories providing income that earn lower than average management fees.  DynamicNova assets generate a higher than average management fee allowing average fee earned on all products to increase from 1.68% in the first quarter of 2002 to 1.73% in the current quarter.

During the first quarter of 2003, clients redeemed assets worth $503 million including $169 million relating to DynamicNova assets.  Redemption fee revenues earned on those redemptions were $3.4 million.  By comparison, total redemptions in the same period of 2002 were $299 million, generating redemption fee revenues of $2.4 million.  The reduction in the average redemption fee rate reflects an aging of assets and the implementation of a short redemption fee schedule.

Financial service revenue was $31.0 million in the first three months of 2003 compared to $30.1 million in the same period of the previous year.  In the first quarter of 2003, Dundee Wealth earned commission revenue of $22.6 million of which 85% (2002 – 87%) was generated by the retail division.  Corporate finance revenue increased 28% in the first quarter of 2003 to $3.7 million with Dundee Securities participating in 36 financing transactions.

Selling, general and administrative expenses in the wealth management division were $30.2 million in the first quarter of 2003 compared with $25.7 million for the same period of 2002.  Approximately $3.0 million of this increase pertains to DynamicNova operations.  Dynamic has successfully reduced DynamicNova’s operating costs by approximately $1.0 million per month, and it expects further reductions throughout the remainder of the year.  Fund mergers, scheduled for completion in the summer of 2003, are also expected to result in further cost reductions.  The remaining increase in the current quarter’s selling, general and administrative expenses of the wealth management division relates to sub-advisory fees that were inherited as part of the DynamicNova transaction.

Variable compensation costs increased from approximately $17.3 million in the first quarter of 2002 to $18.0 million in the first quarter of 2003.  Contribution margins have remained constant at about 35.5%.  The increase is attributable to increases in financial service activity.

Amortization of deferred sales commission increased marginally to $10.8 million in the current quarter from $8.2 million in the same quarter of 2002.  Most of this increase relates to amortization of commissions acquired pursuant to the DynamicNova transaction.

During the current quarter, the wealth management division paid an average commission rate of 4.0% on sales of units purchased on a deferred sales charge basis, for an aggregate of approximately $9 million.  At the end of the quarter, the carrying value of deferred sales commissions was $78.6 million.  The contingent fee payable if all assets sold on a deferred sales charge basis were redeemed on March 31, 2003, approximates $133 million (2002 - $120 million).

Trailer fees paid by the Company during the first quarter of 2003 were $7.4 million (2002 - $5.0 million), representing 0.4% of the average assets managed which are subject to trailer fees, or approximately 24% of total management fee revenues from these assets.

RESULTS OF CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The following table summarizes the carrying value of the Company’s investment portfolio as at March 31, 2003.

(in thousands of dollars)	Book	Market
March 31, 2003	Value	Value
Equity accounted investments
Black Hawk Mining Inc.	$2,867	$3,145
Breakwater Resources Ltd.	25,111	9,341
Dundee Realty Corporation	143,013	145,094
Zemex Corporation	35,568	39,412
Other	6,757	5,483
Marketable securities	42,468	32,789
Other portfolio investments	141,203	192,211
	$396,987	$427,475
Consolidated investments
Dundee Wealth Management Inc.		316,669
Eurogas Corporation		13,668
		$757,812

During the first quarter of 2003, the Company realized cash proceeds of $53.9 million and gains of $16.5 million from the sale of securities.

The Company announced in January 2003 that it proposed to acquire Dundee Realty and create the Dundee Real Estate Investment Trust into which certain property of Dundee Realty would be transferred.  In March 2003, Zemex Corporation announced that it was being acquired by a Peruvian company at a price of US$8.80 per share.  Both these transactions contributed to market appreciation of over $37 million in the investment portfolio in the first quarter of this year. Subsequent to the quarter end, the Zemex transaction has closed and the Dundee Realty transaction is proceeding as planned. As mentioned in previous reports, the Company’s investment portfolio is managed with a long-term perspective. Therefore, gains and losses from trading activity will vary significantly from quarter to quarter.

Dispositions discussed above resulted in a shift in the category mix of the portfolio.  As at March 31, 2003, 79% of the market value of the investment portfolio was invested in public company securities compared with 75% at the end of 2002. Mutual funds and other liquid investments represent 8% of the total portfolio, down from 12% at the end of last year. Private companies continue to represent 13% of the overall portfolio.

Income generated by the investment portfolio during the current quarter is summarized in the table below.

(in thousands of dollars)

for the three months ended March 31,	2003	2002
Interest, dividends and foreign exchange	$272	$1,230
Realized investment gains	23,145	939
Realized investment losses	(6,659)	(951)
	16,758	1,218
Share of earnings of equity accounted investments	2,333	1,958
Gains (losses) from dilutions of interest in equity accounted investments	(422)	913
	$18,669	$4,089

In accordance with Canadian generally accepted accounting principles, certain of the Company’s investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company’s consolidated earnings.  Earnings from equity accounted investees aggregated $1.9 million in 2003 compared to $2.9 million in 2002.  In the current quarter, equity earnings of $2.4 million generated from our investment in Dundee Realty Corporation were partially offset by losses from our investments in Breakwater and Black Hawk.

General operating costs of corporate and investment portfolio activities have increased modestly from $4.5 million in the first quarter of 2002 to $4.8 million in the first quarter of 2003.

RESULTS OF INTERNATIONAL ACTIVITIES

The Dundee Leeds Group, a subsidiary of The Dundee Bank, provides administration and accounting services to third party hedge and investment funds with over $14 billion in assets.  In the fourth quarter of 2002, the Company made extensive changes to its management and operations in the Dundee Leeds Group.  These changes have resulted in improved efficiencies and a 30% increase in revenues in the current quarter compared to the same period of last year.  These improvements were accomplished without significant increases in operating costs, and our international operations are now running at an approximate break even level.

OIL AND GAS SALES, NET OF ROYALTIES

Eurogas earned $4.9 million in oil and gas revenues in the first quarter of 2003 compared with $1.4 million in 2002. Current year results include $2.3 million in natural gas marketing revenue relating to a natural gas storage facility in Canada. Operating costs have increased from $0.4 million in the first quarter of 2002 to $2.6 million in 2003.

INTEREST EXPENSE

Consolidated interest expense, after intersegment eliminations, was $3.6 million for the first quarter of 2003 compared with $3.2 million in 2002.  Approximately 70% of the Company’s total interest expense, or $2.5 million, relates to the Company’s $150 million, 6.70% senior debentures issued in September 1997.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization costs in both the first quarters of 2003 and  2002 was approximately $1.9 million.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares and Class B common shares outstanding during the period of 25,326,965 (2002 – 25,681,157). Share options outstanding were not dilutive.

LIQUIDITY AND CAPITAL RESOURCES

General operations and other transactions during the current quarter have resulted in an inflow of cash and short term investments, increasing the balance from $119.5 million at the end of 2002 to $151.6 million as at March 31, 2003. Additionally, approximately 8% of the market value of the Company’s portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds.  The Company’s main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital.  At March 31, 2003, all regulated entities complied with regulatory capital requirements and reported excess capital of over $34 million.

Significant changes in the Company’s cash position since year end include:

_

Cash flows from operations, before changes in non cash working capital items, increased to $11.7 million from $5.6 million in the prior year.  Improvements in operating cash flows are most prominent in the wealth management division.

_

Proceeds from sales of investments were $53.9 million, $3.3 million of which was reinvested in the portfolio.

_

During the first quarter of 2003, the Company financed $8.3 million of deferred sales commissions.

_

The Company made a $5.0 million, semi-annual interest payment to its debenture holders in respect of its $150 million, 6.70% senior debentures.

_

The Company paid $2.0 million towards the purchase price for acquiring the non controlling interest in a subsidiary of Dundee Wealth.

_

The Company acquired in the open market 322,900 shares of Dundee Wealth at a cost of $1.9 million.

On April 24, 2003, the Company successfully renegotiated its revolving term credit facility with a Canadian chartered bank and increased its operating line from $30 million to $55 million.  Similar to the Company’s previous arrangements, the new facility bears interest on a tiered basis in accordance with the Company’s senior debt rating.  The Company drew an additional $20 million under the new facility to permanently repay all amounts owing under Dundee Wealth’s credit facility.

Management is of the view that cash flows generated from management and advisory activities, together with the Company’s borrowing facilities, will be sufficient to meet on going working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

At March 31, 2003, there were 24,269,190 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding.  During the first quarter, the Company issued 20,029 subordinate shares and added $133 to its stated capital as part of its Share Incentive Plan.

As of March 31, 2003, the Company purchased for cancellation, 30,500 subordinate shares at $14.06 per share pursuant to a normal course issuer bid expiring on March 31, 2004.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events.  Such statements by their nature, involve a number of risks, uncertainties and assumptions.  Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services.  Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc.  Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations.  Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly, through wholly owned subsidiaries.  The portfolio includes both publicly traded and private companies in a variety of sectors, including real estate, resources and financial services.

For further information contact:
Dundee Bancorp Inc.	Dundee Bancorp Inc.
Ned Goodman	Joanne Ferstman
President & Chief Executive Officer	Vice President & Chief Financial Officer
(416) 365-5665	(416) 365-5010

           D U N D E E  B A N C O R P   I N C.

C O N S O L I D A T E D   B A LA N C E   S H E E T S

As at March 31, 2003 and December 31, 2002

(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2003	December 31, 2002

ASSETS
Cash and short term investments	$151,591	$119,467
Brokerage securities owned	10,357	12,201
Accounts receivable	48,316	48,830
Income taxes receivable	855	-
Client accounts receivable	343,709	230,730
Investment portfolio	396,987	428,925
Deferred sales commissions	78,596	81,089
Capital and other assets (note 5)	283,455	278,750
TOTAL ASSETS	$1,313,866	$1,199,992

LIABILITIES
Bank indebtedness	$-	$7,374
Accounts payable and accrued liabilities	56,821	61,977
Brokerage securities sold short	6,158	4,845
Client deposits and related liabilities	369,256	260,711
Income taxes payable	-	613
Corporate debt	239,962	238,628
Future income tax liabilities	39,985	38,434
	712,182	612,582

NON CONTROLLING INTEREST	109,777	108,444

SHAREHOLDERS' EQUITY
Share capital
Common shares	331,339	331,514
Retained earnings	160,568	147,452
	491,907	478,966
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,313,866	$1,199,992

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E  B A N C O R P   I N C.

C O N S O LI D A T E D   S T A TE M E N TS  O F   O P ER A TI O N S

For the three months ended March 31, 2003 and 2002

(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	2003	2002
REVENUE
Management and administration fees	$38,361	$28,888
Redemption fees	3,050	2,319
Financial services	31,037	30,213
Oil and gas sales, net of royalties	4,879	1,383
	77,327	62,803
Investment income	16,758	1,218
	94,085	64,021

EXPENSES
Selling, general and administrative	33,441	28,523
Variable compensation	18,045	17,275
Trailer fees	7,426	5,047
Operating costs, oil and gas properties	2,566	430
	61,478	51,275

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	32,607	12,746
Amortization of deferred sales commissions	10,762	8,163
Depreciation, depletion and amortization	1,979	1,876
Interest expense	3,633	3,167

OPERATING EARNINGS (LOSS)	16,233	(460)
Share of earnings of equity accounted investees	1,911	2,871
Dilution loss	(1,620)	-
Income taxes
Current	(1,223)	(4,311)
Future	(1,551)	3,303
Non controlling interest	(564)	(84)
NET EARNINGS FOR THE PERIOD	$13,186	$1,319

RETAINED EARNINGS AT BEGINNING OF PERIOD	$147,452	$105,746
Net earnings	13,186	1,319
Goodwill impairment loss	-	(3,948)
Change in opening retained earnings to account for changes in
accounting policies of equity accounted investees, net of tax	-	(2,124)
Premiums related to cancellation of share capital	(70)	(2,436)
RETAINED EARNINGS AT END OF PERIOD	$160,568	$98,557

EARNINGS PER SHARE
Basic earnings per share	$0.52	$0.05
Diluted earnings per share	$0.52	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E  B A N C O R P   I N C.

C O N S O LI D A T ED   ST A T E M EN TS  O F   C A S H   F L O W S

For the three months ended March 31, 2003 and 2002

(expressed in thousands of Canadian dollars)  (unaudited)

	March 31, 2003	March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$13,186	$1,319
Non cash items in earnings:
Depreciation, depletion and amortization	12,741	10,039
Net investment (gains) losses	(16,485)	4
Share of unremitted equity earnings	(1,911)	(2,871)
Dilution loss	1,620	-
Future income taxes	1,551	(3,303)
Non controlling interest	564	84
Other	405	349
	11,671	5,621
Changes in:
Accounts receivable	514	2,557
Accounts payable and accrued liabilities	(5,341)	(5,254)
Bank indebtedness	(7,374)	1,483
Income taxes payable	(1,468)	(3,569)
Brokerage securities owned, net	3,157	1,549
Client accounts receivable, net of deposits and related liabilities	(4,434)	(15,249)
CASH USED IN OPERATING ACTIVITIES	(3,275)	(12,862)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	53,851	989
Acquisitions of portfolio investments	(3,306)	(3,073)
Sales commissions paid on distribution of mutual funds	(8,269)	(6,631)
Acquisition of shares in subsidiary	(1,931)	-
Acquisition of non controlling interest (note 2)	(2,000)	-
Other	(2,034)	(2,829)
CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES	36,311	(11,544)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	(1,317)	3,819
Issuance of Class A subordinate shares, net of costs	102	1,179
Issuance of shares in subsidiaries to non controlling interest	627	521
Dividends paid to non controlling shareholders	(136)	-
Issuance of shares in Eurogas to non controlling interest	242	-
Acquisition of Class A subordinate shares	(430)	(12,190)
CASH USED IN FINANCING ACTIVITIES	(912)	(6,671)
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	32,124	(31,077)
Cash and short term investments, beginning of year	119,467	117,995
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$151,591	$86,918
Cash flows from operating activities include the following:
Interest paid	$3,633	$3,167
Taxes paid	$3,529	$8,420

The accompanying notes are an integral part of these consolidated financial statements.

D U N D E E   B A N C O R P   I N C.

N O T E S   T O    C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

For the three months ended March 31, 2003 and 2002  (tabular amounts expressed in thousands of dollars except per share amounts) (unaudited)

Dundee Bancorp Inc., (“Dundee Bancorp” or the “Company”) is primarily a holding company dedicated to wealth management and financial services.  Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”).  Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly, through wholly owned subsidiaries.  The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2002.  These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002.

2.

BUSINESS COMBINATIONS

On March 28, 2003, the Company acquired all shares of the Canada Dominion Group of Companies that it did not already own, being 49%, for cash of $4,000,000, $1,000,000 of which was paid at closing and $3,000,000 to be paid in three equal annual installments of $1,000,000.  As the payable is non-interest bearing, it has been discounted at a rate of 6.7% with the resulting $2,639,000 being reported as corporate debt.

The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on the date of acquisition.  Investment management contracts acquired have been determined to have an indefinite life and therefore, the related intangible asset is not subject to amortization.

Investment management contracts	$3,609
Other assets acquired	774
Liabilities assumed	(744)
$3,639
Consideration paid:
Cash	$1,000
Deferred acquisition obligation	2,639
$3,639

An additional $1,000,000 was paid in respect of a non-compete agreement with the former shareholder which is being amortized over a three year period.

3.

SHARE BASED COMPENSATION

Dundee Bancorp, and its 84% owned subsidiary, Dundee Wealth may issue shares pursuant to their respective Share Incentive Plans.  The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 10 to the Company’s consolidated financial statements for the year ended December 31, 2002.  Details of the Dundee Wealth Share Incentive Plans are included in note 11 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2002.

Share Purchase Plan

During the first quarter of 2003, participants contributed $34,000 to Dundee Bancorp’s Share Purchase Plan and received 2,529 Subordinate Shares issued from treasury.  The Company recognized compensation expense of $34,000 in respect of the Share Purchase Plan, all of which was used to purchase subordinate shares in the open market.

During the first quarter of 2003, participants contributed $544,000 to the Dundee Wealth Share Purchase Plans and received 139,792 common shares issued from treasury.  Included in consolidated operating results is compensation expense of $544,000 in respect of the Dundee Wealth Share Purchase Plans of which $311,000 was used to purchase common shares of Dundee Wealth in the open market and $233,000 was used to issue common shares of Dundee Wealth from treasury.  In accordance with the terms of the Share Purchase Plans, Dundee Wealth cancelled 355 common shares during the first quarter of 2003 following the departure of an independent financial advisor.

Share Bonus Plans and Reserved Share Arrangements

Dundee Bancorp issued 2,500 Subordinate Shares from treasury to an officer of the Company during the first quarter of 2003.  Included in consolidated operating results is compensation expense of $31,000 in respect of these shares.

During the first quarter of 2003, the Company’s subsidiary, Dundee Wealth, issued 393,576 common shares from treasury to employees and independent financial advisors.

Deferred Share Bonus Plans

During the first quarter of 2003, Dundee Wealth issued 16,141 common shares from treasury pursuant to its Deferred Share Bonus Plans and recognized compensation expense of $6,000.

Share Option Plans

The Company uses the intrinsic method to measure compensation expense related to awards of stock options to employees.  In accordance with CICA requirements, the Company must provide pro forma earnings determined using the fair value method.  Under this method, the fair value of stock options is determined on their grant date and is recorded as compensation expense over the period that the stock options vest. There were no stock options issued in the first quarter of 2003.  Pro forma earnings in respect of options issued in previous years and new awards of stock options issued by equity accounted investees is summarized below:

Equity
	Accounted	Dundee		Dundee
	Investees	Wealth	Eurogas	Bancorp	Total
Earnings as reported					$ 13,186
Valuation of options amortized over vesting period	$ (180)	$ (113)	$ (27)	$ (31)	(351)
Non controlling interest					32
Pro forma income					$ 12,867

Pro Forma Basic and Diluted Earnings per Share					$ 0.51

Deferred Share Units

During the first quarter of 2003, the Company issued 3,884 deferred share units pursuant to the terms of its Deferred Share Unit Plan.  The Company recognized directors fee expense of $52,000 in respect of this arrangement.

4.

SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results and net assets of the Company’s financial services subsidiary, Dundee Wealth.  This segment provides investment management and administrative services to Dynamic, DynamicNova, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, Canada Dominion Resources Limited Partnerships, high net worth private individuals, institutions and corporations.  This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, and research and investment banking.

Corporate and Investment Portfolio Activities

The corporate and investment portfolio activities include various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company’s investment portfolio. Investment activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company’s international activities are carried out through several wholly owned subsidiaries located in Bermuda and the Cayman Islands.  Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

(in thousands of dollars)
SEGMENTED EARNINGS	Wealth		Corporate and
	Management		Investment Portfolio		International		TOTAL
For the three months ended March 31,	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 71,433	$ 60,403	$ 18,924	$ 2,783	$ 424	$ 813	$ 90,781	$ 63,999
Expenses	69,715	59,350	4,771	4,496	1,049	1,024	75,535	64,870
OPERATING EARNINGS (LOSS)	1,718	1,053	14,153	(1,713)	(625)	(211)	15,246	(871)
Other items:
Equity earnings	-	-	1,911	2,871	-	-	1,911	2,871
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 1,718	$ 1,053	$ 16,064	$ 1,158	$ (625)	$ (211)	$ 17,157	$ 2,000
Dilution loss							(1,620)	-
Oil and gas properties							987	411
Income taxes
Current							1,223	4,311
Future							1,551	(3,303)
Non controlling interest							564	84
							$ 13,186	$ 1,319

5.

CAPITAL AND OTHER ASSETS

			as at March 31, 2003	as at Dec 31, 2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Capital assets	$ 60,802	$ 40,088	$ 20,714	$ 21,134
Goodwill	73,846	14,551	59,295	59,307
Investment management contracts	159,649	7,446	152,203	148,594
Oil and gas properties	39,923	2,620	37,303	37,223
Corporate debt issue costs	1,565	862	703	742
Other	13,270	33	13,237	11,750
	$ 349,055	$ 65,600	$ 283,455	$ 278,750

6.

SUBSEQUENT EVENT

Subsequent to March 31, 2003, Dundee Wealth and IPC Financial Network Inc. announced that the merger transaction pursuant to which Dundee Wealth was to have acquired IPC Financial Network Inc. had been terminated effective as of May 2, 2003.